SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to Rule 13(d)-1(b), (c), and (d) and
Amendments Thereto Filed Pursuant to Rule 13d-2.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Under the Securities Exchange Act of 1934

StorageNetworks, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

86211E 10 3
(CUSIP Number)

December 31, 2000
(Date of Event Which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [   ] Rule 13d-1(b)

      [   ] Rule 13d-1(c)

      [X] Rule 13d-1(d)

      * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSON: Dell Computer Corporation
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only): 74-2487834

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):
	(a)	[ ]
	(b)	[ ]

3.	SEC USE ONLY:

4.	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	SOLE VOTING POWER 0

		6.	SHARED VOTING POWER 5,093,030(a)

		7.	SOLE DISPOSITIVE POWER 0

		8.	SHARED DISPOSITIVE POWER 5,093,030(a)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 5,093,030(a)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 5.3%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

(a)Dell Computer Corporation and its indirect wholly owned subsidiary, Dell USA L.P., may be deemed to share ownership of the shares reported in this Schedule 13G.

1.	NAMES OF REPORTING PERSON: Dell USA L.P.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only): 74-2616802

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):
	(a)	[ ]
	(b)	[ ]

3.	SEC USE ONLY:

4.	CITIZENSHIP OR PLACE OF ORGANIZATION: Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	SOLE VOTING POWER 0

		6.	SHARED VOTING POWER 5,093,030(a)

		7.	SOLE DISPOSITIVE POWER 0

		8.	SHARED DISPOSITIVE POWER 5,093,030(a)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 5,093,030(a)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 5.3%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

(a)Dell Computer Corporation and its indirect wholly owned subsidiary, Dell USA L.P., may be deemed to share ownership of the shares reported in this Schedule 13G.

This Schedule 13G is being filed on behalf of Dell Computer Corporation and its indirect wholly owned subsidiary, Dell USA L.P., with respect to shares of the Issuer held by Dell USA L.P.

Item 1.	Issuer
	(a)	Name of Issuer: StorageNetworks, Inc.
	(b)	Address of Issuer’s Principal Executive Offices:
100 Fifth Avenue Waltham, MA 02451

Item 2.	(a)-(c)	Name, Address and Citizenship of Person Filing:
		1.	Dell Computer Corporation One Dell Way Round Rock, Texas 78682 Incorporated under the laws of the State of Delaware.
		2.	Dell USA L.P. One Dell Way Round Rock, Texas 78682 Organized under the laws of the State of Texas.
	(d)	Title of Class of Securities: Common Stock, par value $0.001 per share
	(e)	CUSIP Number: 86211E 10 3

Item 3. is a:	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing
	(a)	[ ]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
	(b)	[ ]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	[ ]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.(b)
	(a)	Amount beneficially owned: 5,093,030
	(b)	Percent of class: 5.3%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote: 0
		(ii)	Shared power to vote or to direct the vote: 5,093,030
		(iii)	Sole power to dispose or to direct the disposition of: 0
		(iv)	Shared power to dispose or to direct the disposition of: 5,093,030

Item 5.  Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

(b)Dell Computer Corporation and its indirect wholly owned subsidiary, Dell USA L.P., may be deemed to share ownership of the shares reported in this Schedule 13G.

Item 10.  Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 14, 2001

DELL COMPUTER CORPORATION

By:	/s/ Thomas J. Meredith

Title:	Senior Vice President, Managing Director

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 14, 2001

DELL USA L.P.
By:	Dell Gen. P. Corp., Its General Partner

By:	/s/ Thomas J. Meredith

Title:	Senior Vice President, Managing Director